UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	000-56469

ENDI CORP.

(Exact name of registrant as specified in its charter)

2400 Old Brick Road

Suite 115

Glenn Allen, Virginia, 23060

(434) 336-7737

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

●	Common Stock, par value $0.0001 per share, consisting of:
○	Class A Common Stock, par value $0.0001 per share
○	Class B Common Stock, par value $0.0001 per share
●	W-1 Warrants to purchase Class A Common Stock
●	W-2 Warrants to purchase Class A Common Stock

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Title of Class of Securities	Approximate number of holders of record
Common Stock	64
Class A Common Stock	64
Class B Common Stock	1
W-1 Warrants to purchase Class A Common Stock	1
W-2 Warrants to purchase Class A Common Stock	1

Pursuant to the requirements of the Securities Exchange Act of 1934, ENDI CORP. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 12, 2024	By:	/s/ David Sherman
David Sherman, Chief Executive Officer

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